UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-38734

Weidai Ltd.

(Translation of registrant’s name into English)

No. 9 Baiyun Road

Shangcheng District, Hangzhou

Zhejiang Province

The People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):___

In accordance with the Securities and Exchange Commission (“SEC”) Order Under Section 36 of the Securities Exchange Act of 1934 Granting Exemptions from Specified Provisions of the Exchange Act and Certain Rules Thereunder (SEC Release No. 34-88318) dated March 4, 2020, as amended on March 25, 2020 (SEC Release No. 34-88465) (the “SEC Order”), Weidai Ltd. (“Weidai” or the “Company”) hereby provides notice that it intends to rely on the relief provided by the SEC Order in connection with the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”).

Since December 2019, a novel strain of coronavirus, or COVID-19, has spread throughout China, including Zhejiang Province, where the Company’s headquarters are located. The Company has been following the recommendations of local health authorities to minimize exposure risk for its employees, including the temporary closures of its offices, and having employees work remotely until mid-March, 2020. As a result of the COVID-19 outbreak, the Company’s books and records were not easily accessible, resulting in delay in preparation, compilation and completion of its annual financial statements.

In reliance on the SEC Order, the Company expects to file its Annual Report no later than 45 days after April 30, 2020.

The Company is supplementing the risk factors explaining the impact of COVID-19 on its business:

We face risks related to natural disasters, health epidemics, civil and social disruption and other outbreaks, especially COVID-19, which could significantly disrupt our operations.

We are vulnerable to social and natural catastrophic events that are beyond our control, such as natural disasters, health epidemics, and other catastrophes, which may materially and adversely affect our business. Since December 2019, there has been an outbreak of respiratory illness caused by a novel strain of coronavirus, or COVID-19, in China and around the world. COVID-19 is considered to be highly contagious and poses a serious public health threat. The World Health Organization labeled the COVID-19 a pandemic on March 11, 2020, given its threat beyond a public health emergency of international concern that the organization had declared on January 30, 2020. In response to this pandemic, China, Italy, the United States and many other countries and jurisdictions have taken, and may adopt additional, restrictive measures to contain the virus’ spread, such as quarantines, travel restrictions and home office policies. These measures could slow down the development of the Chinese economy and adversely affect the global economic conditions and financial markets.

Substantially all of our operations are located in China and all of our revenue is sourced from China. Since the outbreak of COVID-19, our business and operation have been adversely affected. For example, due to the home office and quarantine measures ordered by PRC government, our headquarters and service centers across China were forced to close and some of our employees were unable to return to work until mid-March, 2020. As a result, our auto-backed loan application process, which requires physical inspection of automobiles, was significantly impeded, which in turn adversely affected our loan volume. The business of banks, institutional funding partners and offline channel partners we cooperate with are also adversely impacted, which also adversely affects the credit approval process and our borrower acquisition process. Our collection activities are also significantly limited due to various temporary measures introduced by Chinese central government and local governments, such as extension of the Lunar New Year holiday, travel restrictions and community quarantine, which has temporarily restrained our ability and efficiency in the collection of overdue loans. Moreover, most of our borrowers are small and micro enterprise owners, who are vulnerable in face of economic depression. If their financial situation deteriorate, it may be difficult for them to repay loans on our platform. In addition, our business operations could be disrupted if any of our employees is suspected of contracting the COVID-19 or any other epidemic disease, since our employees could be quarantined and/or our offices be shut down for disinfection.

The COVID-19 has caused wide-ranging business disruptions and traffic declines in China in the first quarter of 2020, and with its growing spread globally, the virus’ adverse impact on business activities and travels in China and other parts of the world is expected to continue in the foreseeable future. The potential downturn brought by and the duration of the COVID-19 is difficult to assess or predict and actual effects will depend on many factors beyond our control, including the increased world-wide spread of COVID-19 and the relevant governments’ actions to contain COVID-19 or treat its impact. The extent to which the COVID-19 impacts our results remains uncertain, and we are closely monitoring its impact on us. Our business, results of operations, financial conditions and prospects could be adversely affected directly, as well as to the extent that the COVID-19 or any other epidemic harms the Chinese economy in general.

About Weidai Ltd.

Weidai Ltd. is a pioneer and leading auto-backed financing solution provider in China supported by sophisticated and effective risk management system and technology. The Company transforms used automobiles, a type of "non-standard" collateral, into investable assets, to provide accessible credit for China's small and micro enterprises, and connects the borrowers with institutional funding partners through its platform.

For more information, please visit http://weidai.investorroom.com/.

Special Note Concerning Forward Looking Statements

This filing contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements are based upon the Company’s present intent, beliefs or expectations, including, among others, the Company’s estimates relating to the completion of the 2019 audit and filing of the Annual Report, its ability to sustain its operations without disruptions or delays, but forward-looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the duration of the COVID-19 outbreak and its potential impact on the Company’s business and financial performance. You should not place undue reliance upon the Company’s forward-looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Weidai Ltd.
(Registrant)

Date: April 27, 2020	By:	/s/ Feng Chen
	Name:	Feng Chen
	Title:	Chief Financial Officer